UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 000-51360

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO
(Full title of the Plan)

LIBERTY GLOBAL, INC.
(Issuer of the securities held pursuant to the Plan)

12300 Liberty Boulevard
Englewood, Colorado 80112
(Address of its principal executive office)

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO

Report of Independent Registered Public Accounting Firm

To the Plan Committee
Liberty Global 401(k) Savings Plan - Puerto Rico:

We have audited the accompanying statements of net assets available for plan benefits of the Liberty Global 401(k) Savings Plan - Puerto Rico (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2011 and reportable transactions for the year ended December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado
June 27, 2012

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO

Statements of Net Assets Available for Plan Benefits

	December 31,
	2011	2010
Assets
Cash and cash equivalents	$35,555	$960

Investments, at fair value:
Employer stock	4,087,840	3,616,285
Mutual funds	2,500,057	2,547,225
Money market funds	699,815	699,558
Total investments	7,287,712	6,863,068

Notes receivable from participants	781,994	654,184

Contribution receivables:
Participant	18,491	19,294
Employer	18,491	20,307
Total contribution receivables	36,982	39,601

Liabilities
Accrued liabilities	(35,555)	—

Net assets available for Plan benefits	$8,106,688	$7,557,813

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO

Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2011

Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$550,980
Employer, net of forfeitures applied	550,292
Total contributions	1,101,272

Investment income:
Net appreciation in fair value of investments	473,737
Interest and dividends	47,128
Total investment income, net	520,865

Interest income on notes receivable from participants	28,703

Distributions to participants	(1,080,848)

Fees and expenses	(21,117)

Net increase in net assets available for Plan benefits	548,875

Net assets available for Plan benefits, beginning of year	7,557,813

Net assets available for Plan benefits, end of year	$8,106,688

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO
Notes to Financial Statements

(1)	Description of the Plan

The following description of the Liberty Global 401(k) Savings Plan - Puerto Rico (the Plan) provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan's provisions. Liberty Global, Inc. (LGI) reserves the right to amend the Plan at any time.

General

The Plan is a defined contribution plan that enables eligible employees of Liberty Cablevision of Puerto Rico LLC. (LCPR) to participate in the Plan. LGI, the ultimate parent of LCPR, is the Plan sponsor. The Plan is intended to qualify under sections 1081.01(a) and 1081.01 (d) of the Internal Revenue Code of a New Puerto Rico, as amended (the Puerto Rico Code). The Plan has been amended and restated at various dates, most recently as of January 1, 2011.

Eligibility

Employees of LCPR who are at least 18 years of age and (i) have worked at least 90 consecutive days or (ii) have completed one year of service (as defined in the Plan document) are eligible to participate in the Plan. Employees are automatically enrolled in the Plan upon eligibility unless they affirmatively elect not to participate. Independent contractors, temporary employees, employees under a collective bargaining agreement, interns and individuals who are nonresident aliens and who receive no earned income from sources within the United States are not eligible to participate in the Plan.

Trustee and Recordkeeper

Under the terms of a trust agreement between LGI and Oriental Financial Group, Inc. (the Trustee) and a recordkeeping and custodial agreement between LGI and Mid Atlantic Trust Company (Mid Atlantic), the Trustee, through Mid Atlantic, manages a trust fund on behalf of the Plan and has been granted authority concerning purchases and sales of investments for the trust fund. Caribbean Pension Consultants is the third-party administrator of the Plan.

Contributions

Participants may make (i) pre-tax contributions of their eligible compensation, as defined in the Plan, up to the tax limit (as noted below), (ii) after-tax contributions up to 10% of their compensation after pre-tax contributions have been made up to the tax limit or (iii) catch-up contributions for participants upon reaching age 50 of up to the tax limit (as noted below). Upon obtaining eligibility in the Plan, participants are automatically enrolled for a 3% pre-tax contribution of eligible compensation unless they affirmatively elect not to participate or select another pre-tax contribution percentage. Participants may change their contribution elections at any time. LGI may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation. LGI reserves the right to change the matching contribution at any time. All participant contributions and employer matching contributions are subject to limitations contained in the Puerto Rico Code. During 2011, participant pre-tax contributions and catch-up contributions were limited to $10,000 and $1,000, respectively, per participant.

Participant contributions may be invested in any investment offered by the Plan at the participant's election, except for the INVESCO Short Term Liquid Asset Investment, which is used by Mid Atlantic to manage contributions. Employer contributions for participants who are not fully vested are invested in the Liberty Global, Inc. Series C Common Stock Fund. Participants who are fully vested in their employer contributions can direct the employer contributions to any investment in the Plan, except for the INVESCO Short Term Liquid Asset Investment.

Rollovers
Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.

Notes Receivable from Participants (Participant Loans)
Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of (i) $50,000 or (ii) the greater of 50% of their vested account balance or $10,000 (if the participant is vested in at least $10,000). Loans must be repaid within five years and bear interest at a rate equal to the prime rate in effect on the first day of the calendar quarter in which the loan is

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO
Notes to Financial Statements - continued

originated plus 1% (ranging from 4.25% to 9.25% at December 31, 2011). This rate remains in effect for the entire calendar quarter unless an updated prime rate plus 1% is implemented by the Plan. Loans are secured by the vested balance in the participant's account and principal and interest are paid ratably through bi-weekly payroll deductions.

Forfeitures

Forfeitures of employer contributions (due to a participant's termination prior to full vesting) are first used to pay Plan administrative expenses other than participant loan fees (if any), with any excess used to offset LGI's future matching contributions. Forfeitures for the year ended December 31, 2011 aggregated $27,808. During the year ended December 31, 2011, Plan expenses of $6,791 were paid out of forfeitures. Forfeitures of $688 were used to offset employer contributions during the year ended December 31, 2011. Unallocated forfeitures available as of December 31, 2011 and 2010 were $72,025 and $43,287, respectively.

Investment Options

As of December 31, 2011, the Plan had various investment options, including 19 mutual funds, two employer stock funds and one money market fund. Plan participants may change investment options and contribution percentages on a daily basis. Plan participants may not invest in the INVESCO Short Term Liquid Asset Investment.

Benefit Payments

Distributions from the Plan may be made to a participant upon attaining the age of 59½, death, total disability, financial hardship (as defined in the Plan) or termination of employment. Distributions and other withdrawals are processed on a daily basis. Benefits may be paid in a lump-sum and employer stock may be received in-kind. In-kind distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants. Certain other in-service distributions are allowed if certain criteria is met.

Vesting

Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions as follows:

Years of service	Vesting percentages

Less than 1	—%
1	33%
2	66%
3 or more	100%

Employer contributions become fully vested when a participant (i) attains the normal retirement age of 65, (ii) terminates employment due to disability or (iii) dies.

Plan Termination

Although LGI has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of the Puerto Rico Code and the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

Participant Accounts

Participant accounts are credited with the participant's contributions, employer contributions and earnings on investments and are charged with participant withdrawals, losses on investments, distributions and loan and distribution fees. The investment earnings or losses of each investment fund are allocated to each participant's account in accordance with the Plan document.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO
Notes to Financial Statements - continued

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis and present the net assets available for Plan benefits and the changes in those net assets.

Investments

Investments are reflected in the accompanying financial statements at fair value. For additional information, see note 4.

Net appreciation or depreciation in fair value of investments as reflected in the accompanying statement of changes in net assets available for Plan benefits is determined as the difference between fair value at the beginning of the period (or date purchased during the year) and selling price or year-end fair value and includes any capital gain distributions.

Securities and investment transactions are accounted for on the trade date. The cost basis of shares distributed is determined using the moving average method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Income Taxes

The Plan was submitted to the Puerto Rico tax authorities for a determination that the Plan is qualified under the Puerto Rico Code. On January 29, 2009, the Puerto Rico tax authorities provided a favorable determination letter, effective April 1, 2006, that the Plan is qualified under Puerto Rico laws. The Plan has been amended since the effective date of this determination letter, however the Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Accounting principles generally accepted in the United States of America (GAAP) require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the relevant tax authority. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Voting Rights of LGI Common Stock

The Trustee holds shares of LGI common stock on behalf of the Plan. Each participant or beneficiary of a deceased participant shall have the right to direct the Trustee as to the manner of voting and exercise of all other rights which a shareholder of record has with respect to shares of LGI common stock which have been allocated to the participant's account. For all other investments in the Plan, the Trustee has the right to vote any shares.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Notes Receivable from Participants (Participant Loans)

Notes receivable from participants are measured at their unpaid principal balance plus any accrued and unpaid interest. Delinquent participant loans are reclassified to distributions to participants based on the terms of the Plan document.

Plan Expenses

Any forfeited employer contributions may be used to pay Plan expenses, if any, except for any fees related to participant loans, which are paid by the respective participants, and then to offset employer matching contributions. Administrative expenses

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO
Notes to Financial Statements - continued

of the Plan are paid directly by LCPR or LGI, and accordingly are not included in the Plan's financial statements. Loan fees paid by participants were $21,117 during 2011.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Participant contributions and related employer contributions are recognized in the period during which the respective payroll deductions are made.

Related Party/Party-in-Interest Transactions

The Plan contains two funds comprised of LGI common stock: the Liberty Global, Inc. Series A Common Stock Fund and the Liberty Global, Inc. Series C Common Stock Fund. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Certain mutual funds may receive income in the form of revenue sharing as well as pay certain investment management fees from the fund. These are added to or deducted from the net asset value of the shares of the mutual funds held by the Plan and are reflected in the net appreciation or depreciation of those funds.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

(3)	Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2011 and 2010 are as follows:

	December 31,
	2011	2010

Liberty Global, Inc. Series C Common Stock Fund (a)	$3,287,550	$2,832,052
Liberty Global, Inc. Series A Common Stock Fund (b)	$800,290	$784,233
Fidelity Retirement Money Market Account (b)	$672,636	$695,560
Fidelity Freedom 2020 (b) (c)	$383,795	$436,614
______________

(a)	Participant and non-participant directed investments.

(b)	Participant directed investments.

(c)	Represents less than 5% of the Plan's net assets at December 31, 2011.

(4)	Fair Value Measurements

GAAP provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical investments that the Plan has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the Plan's investments, either directly or indirectly. Level 3 inputs are unobservable inputs for the Plan's investments. The Plan records transfers of investments in or out of Levels 1, 2 or 3 at the beginning of the quarter during which the transfer occurred. During the year ended December 31, 2011, no such transfers were made.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO
Notes to Financial Statements - continued

Money market funds, mutual funds and employer stock. These investments are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and the Plan concludes that these investments should be classified as Level 1 investments.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan has concluded that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

A summary of Plan investments measured at fair value is as follows:

	Using quoted prices in active markets for identical assets (Level 1)
	December 31,
Description	2011	2010

Employer Stock	$4,087,840	$3,616,285
Mutual funds:
Target retirement funds	1,003,675	1,095,846
High quality bond funds	318,906	310,586
Large-cap blend funds	224,017	211,325
Foreign stock funds	198,193	209,454
Small-cap growth funds	180,419	162,855
Small-cap value funds	175,382	162,215
Large-cap value funds	168,181	168,792
Large-cap growth funds	128,454	127,456
Mid-cap blend funds	67,093	65,837
High-cap yield bond funds	35,737	32,859
Money market funds	699,815	699,558
Total	$7,287,712	$6,863,068

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO
Notes to Financial Statements - continued

(5)	Changes in Net Assets Available for Plan Benefits by Investment Alternative

	Year ended December 31, 2011
	LGI common stock (a)	Other (b)	Total

Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$42,652	$508,328	$550,980
Employer, net of forfeitures applied	526,422	23,870	550,292
Total contributions	569,074	532,198	1,101,272

Investment income:
Net appreciation (depreciation) in fair value of investments (c)	547,405	(73,668)	473,737
Interest and dividends	—	47,128	47,128
Total investment income, net	547,405	(26,540)	520,865

Interest income on notes receivable from participants	—	28,703	28,703

Distributions to participants	(565,158)	(515,690)	(1,080,848)

Fees and expenses	—	(21,117)	(21,117)

Exchanges, participant loan withdrawals and repayments, net	(79,766)	79,766	—

Net increase in net assets available for Plan benefits	471,555	77,320	548,875

Net assets available for Plan benefits, beginning of year	3,616,285	3,941,528	7,557,813

Net assets available for Plan benefits, end of year	$4,087,840	$4,018,848	$8,106,688
______________

(a)	Participant and non-participant directed investments.

(b)	Participant directed investments (except for the INVESCO Short Term Liquid Asset Investment, which is not open for investment).

(c)	Net depreciation in fair value of other investments is associated with mutual funds.

(6)	Concentrations, Risks and Uncertainties

The Plan invests in (i) various money market and mutual funds and (ii) common stock of LGI. Investment securities are exposed to various risks such as interest rate, credit and overall market volatility risks. Additionally, the value, liquidity and related income of the investment securities are sensitive to changes in economic conditions, including delinquencies or defaults and may be adversely affected by shifts in the market's perception of the issuers or changes in interest rates. Shares of LGI common stock are also exposed to risks specific to LGI. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for Plan benefits. Investment in the common stock of LGI represented 50% and 48% of the net assets available for Plan benefits as of December 31, 2011 and 2010, respectively. As a result, changes in the LGI common stock price can have a significant impact on the Plan's net assets available for Plan benefits.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO
Notes to Financial Statements - continued

(7)	Reconciliations of Financial Statements to Form 5500
The following are reconciliations of (i) investments and (ii) total investment income, net per the accompanying financial statements to Form 5500:

	December 31,
	2011	2010

Total investments per the accompanying financial statements	$7,287,712	$6,863,068
Adjustment to show notes receivable from participants as an investment	781,994	654,184
Total investments per Form 5500 (unaudited)	$8,069,706	$7,517,252

	Year ended December 31, 2011

Total investment income, net per the accompanying financial statements	$520,865
Adjustment to show interest income on notes receivable from participants as investment income	28,703
Total investment income, net per Form 5500 (unaudited)	$549,568

(8)	Subsequent Event

Our immediate parent company, LGI Broadband Operations, Inc. (LGI Broadband Operations), has agreed with certain investment funds affiliated with Searchlight Capital Partners L.P. (Searchlight) to enter into a series of transactions (collectively, the Puerto Rico Transaction) that will result in their joint ownership of LCPR and San Juan Cable, LLC, doing business as OneLink Communications (OneLink), a broadband communications operator in Puerto Rico. The Puerto Rico Transaction assigns an enterprise value to OneLink of $585.3 million before transaction costs.

Immediately prior to the acquisition of OneLink, LGI will contribute its 100% interest in LCPR, and Searchlight will contribute cash to Leo LP, a newly formed entity. Leo LP will in turn use the cash contributed by Searchlight to fund the acquisition of 100% of the equity of OneLink from a third party for a purchase price of $87.3 million, subject to closing adjustments that generally are meant to increase the purchase price for the cash that is expected to be generated by OneLink from April 1, 2012 through the closing date. Upon completion of the Puerto Rico Transaction, (i) Leo LP will be 60%-owned by LGI Broadband Operations and 40%-owned by Searchlight and (ii) LGI Broadband Operations will have a controlling financial interest in, and will consolidate, Leo LP.

Subject to customary closing conditions, including regulatory approval, the Puerto Rico Transaction is expected to close in the fourth quarter of 2012.

No determinations have been made regarding the impacts, if any, of the Puerto Rico Transaction on the Plan.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i
December 31, 2011
Supplemental Schedule 1

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares	Current Value
*	Liberty Global, Inc. Series C Common Stock Fund (a)	Common stock of Plan sponsor	83,187	$3,287,550
*	Liberty Global, Inc. Series A Common Stock Fund	Common stock of Plan sponsor	19,505	800,290
	Fidelity Retirement Money Market Account	Money market fund	672,636	672,636
	Fidelity Freedom 2020	Mutual fund	29,253	383,795
	PIMCO Total Return D	Mutual fund	29,288	318,364
	Fidelity Freedom 2030	Mutual fund	24,030	308,542
	Baron Growth	Mutual fund	3,537	180,419
	Allianz NFJ Small Cap Value - Institutional	Mutual fund	6,010	175,382
	Dodge and Cox Stock	Mutual fund	1,655	168,181
	Fidelity Freedom 2010	Mutual fund	10,157	133,060
	American Funds Growth Fund of America R4	Mutual fund	4,504	128,454
	Fidelity Spartan U.S. Equity Index	Mutual fund	2,585	115,003
	Fidelity Freedom 2040	Mutual fund	15,483	113,958
	Davis New York Venture A	Mutual fund	3,354	109,014
	Thornburg International Value R5	Mutual fund	4,346	106,657
	Fidelity Spartan International Index	Mutual fund	3,077	91,536
	Fidelity Low-Priced Stock	Mutual fund	1,878	67,093
	Fidelity Freedom 2050	Mutual fund	4,779	40,811
	PIMCO High Yield - Administrative	Mutual fund	3,980	35,737
	Fidelity Freedom Income	Mutual fund	1,349	15,160
	Fidelity Freedom 2000	Mutual fund	703	8,349
	Fidelity Inflation-Protected Bond	Mutual fund	42	542
	INVESCO Short Term Liquid Asset	Money market fund	27,179	27,179
•	Total investments			7,287,712

*	Notes receivable from participants	Interest rates from 4.25% to 9.25%, various maturity dates		781,994
	Total assets held at the end of the year			$8,069,706
______________

*	Party-in-interest as defined by ERISA.

(a)	Historical aggregate cost of Liberty Global, Inc. Series C common stock is $2,287,435.

See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO

SCHEDULE OF REPORTABLE TRANSACTIONS
FORM 5500 SCHEDULE H, Part IV, Line 4j
For the year ended December 31, 2011
Supplemental Schedule 2

Identity of party involved	Description of asset	Number of transactions	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain

Category (i) - individual transactions in excess of 5% of Plan assets: None

Category (iii) - series of transactions in excess of 5% of Plan assets:
Liberty Global, Inc. (a)	Series C common stock	29	$800,541	$—	$800,541	$800,541	$—
Liberty Global, Inc. (a)	Series C common stock	112	$—	$802,044	$546,892	$802,044	$255,152
_______________

(a)	Represents a party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO

By:	/s/ Bernard Dvorak
Bernard Dvorak
Member of Plan Committee

June 27, 2012

EXHIBIT INDEX

Shown below are the exhibits, which are filed or furnished as a part of this Report—

23.1 – Consent of Independent Registered Public Accounting Firm – Anton Collins Mitchell LLP

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-125930, No. 333-140111, No. 333-152753 and No. 333-169604) of Liberty Global, Inc. of our report dated June 27, 2012, pertaining to the financial statements and supplemental schedules of the Liberty Global 401(k) Savings Plan - Puerto Rico as of December 31, 2011 and 2010 and for the year ended December 31, 2011 appearing in this Annual Report on Form 11-K.

/s/ Anton Collins Mitchell LLP

Denver, Colorado
June 27, 2012